FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
NEW SOUTH WALES TREASURY CORPORATION
(registrant)
THE CROWN IN RIGHT OF NEW SOUTH WALES
(co-registrant)
(Names of Registrants)
Date of end of last fiscal year:
June 30, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A (1)

(1)	This Form 18-K is being filed voluntarily by the registrant and co-registrant.
Names and address of persons authorized to receive notices and communications of behalf of the registrant and co-registrant from the Securities and Exchange Commission:

Michael Schur Secretary of the Treasury New South Wales Treasury Level 27, Governor Macquarie Tower 1 Farrer Place Sydney NSW 2000 Australia	Stephen Knight Chief Executive New South Wales Treasury Corporation Level 22, Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia

SIGNATURE
INDEX TO EXHIBITS
EX-99.C.I
EX-99.C.II
EX-99.C.III.A
EX-99.C.III.B
EX-99.C.III.C
EX-99.C.III.D
EX-99.C.III.E
EX-99.C.III.F
EX-99.D
EX-99.E
EX-99.F

THE REGISTRANT
          The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.
No such modifications.
(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.
No such provisions.
(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.
No such failure.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item).
The internal funded debt of the registrant as of June 30, 2009, totaled A$32,515 million. This represents all of the Registrant’s fixed and floating indebtedness issued within Australia.
(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).
As of June 30, 2009 the external funded debt of the registrant, excluding the net value of currency swaps and forwards contracts, was as follows (in millions):

Repayable in Japanese Yen	JPY154,370.00
Repayable in Australian dollars	A$428.28
Repayable in Pound Sterling	GBP282.86
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Exhibit (d).
4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.
None.
(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.
None.
(3)	Total amount otherwise outstanding.
None.
(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.
Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).
As of June 30, 2009 the registrant had A$289.62 million internal floating indebtedness.
(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).
As of June 30, 2009, the registrant had no external floating indebtedness.

6.	Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the registrant’s Financial Statements and the notes thereto contained in the Consolidated Financial Statements of the registrant for the fiscal year ended June 30, 2008 filed herewith as Exhibit (c)(i).
7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

The Australian dollar is convertible into U.S. dollars at freely floating rates. However, the Charter of the United Nations (Dealing with Assets) Regulation 2008 under the Charter of the United Nations Act 1945 (Cth), the Banking (Foreign Exchange) Regulations 1959 (Cth) (“Foreign Exchange Regulation”) promulgated under the Banking Act 1959 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and other acts and regulations in Australia restrict or prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities subject to international sanctions or associated with terrorism or money laundering.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Federal Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence. Transactions involving (but not limited to):

• individuals and entities associated with the former government of the Federal Republic of Yugoslavia;

• certain ministers and senior officials of the Government of Zimbabwe and senior management of state-owned enterprises of Zimbabwe;

• certain entities and individuals associated with the Democratic People’s Republic of Korea;

• current and key former members of the ruling State peace and Development Council, current and key former ministers, senior military officers, prominent business associates of the Burmese regime, and immediate family members of these individuals; and

• several Iranian entities and persons who contribute to Iran’s proliferation activities but are not already listed by the United Nations Security Council, are prohibited under the Foreign Exchange Regulations, without prior approval from the Reserve Bank of Australia. The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Federal Government Gazette and through media releases published on its website.

The Australian Department of Foreign Affairs and Trade maintains a list of all persons and entities having a prescribed connection with terrorism which is available to the public at the Department’s website at http://www.dfat.gov.au/icat/UNSC_financial_sanctions.html. This website is not intended to be incorporated by reference into this report.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such section, not previously reported.
Not applicable.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of the registrant for each year ended since the close of the latest year for which information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the Statistical Handbook of the League of Nations. (These statements need be furnished only if the registrant has published balances of international payments).

Not applicable.
THE CO-REGISTRANT
          The information set forth below is to be furnished:
1.	In respect of each issue of securities of the co-registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.
No such modifications.
(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.
No such provisions.
(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.
No such failures.

2.	A statement as of the close of the last fiscal year of the co-registrant giving the total outstanding of:
(a)	Internal funded debt of the co-registrant. (Total to be stated in the currency of the co-registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item).
As of June 30, 2009, the co-registrant had no direct internal funded debt.
(b)	External funded debt of the co-registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).
As of June 30, 2009, the co-registrant had no external funded debt other than the debt it guarantees, which is described in 2(b) of the Registrant’s statement.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the co-registrant outstanding as of the close of the last fiscal year of the co-registrant.

Reference is made to listings of the debt outstanding to the Commonwealth and outstanding debt of other entities guaranteed by the co-registrant contained in the statement of the co-registrant’s outstanding debt to the Commonwealth as of June 30, 2009 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years attached as Exhibit (e).
4.	(a) As to each issue of securities of the co-registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the co-registrant.
Not applicable.
(2)	Total estimated amount held by nationals of the co-registrant (or if co-registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.
Not applicable.
(3)	Total amount otherwise outstanding.
Refer to 4(a)(3) of Registrant’s statement for registered securities guaranteed by co-registrant.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the co-registrant to reacquire such securities.
Not applicable.
5.	A statement as of the close of the last fiscal year of the co-registrant giving the estimated total of:
(a)	Internal floating indebtedness of the co-registrant. (Total to be stated in the currency of the co-registrant).
As at June 30, 2009, the co-registrant had no internal floating indebtedness, other than the debt it guarantees, which is described in 5(a) of the Registrant’s statement.
(b)	External floating indebtedness of the co-registrant. (Total to be stated in the respective currencies in which payable).
As at June 30, 2009, the co-registrant had no external floating indebtedness.
6.	Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the co-registrant for each fiscal year of the co-registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the co-registrant’s total state-sector accounts and the notes thereto for the fiscal year ended June 30, 2008 filed herewith as Exhibit (c)(ii).
7.	(a) If any foreign exchange control, not previously reported, has been established by the co-registrant (or if the co-registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

The Australian dollar is convertible into U.S. dollars at freely floating rates. However, the Charter of the United Nations (Dealing with Assets) Regulation 2008 under the Charter of the United Nations Act 1945 (Cth), the Banking (Foreign Exchange) Regulations 1959 (Cth) (“Foreign Exchange Regulation”) promulgated under the Banking Act 1959 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and other acts and regulations in Australia restrict or prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities subject to international sanctions or associated with terrorism or money laundering.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Federal Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence. Transactions involving (but not limited to):

• individuals and entities associated with the former government of the Federal Republic of Yugoslavia;

• certain ministers and senior officials of the Government of Zimbabwe and senior management of state-owned enterprises of Zimbabwe;

• certain entities and individuals associated with the Democratic People’s Republic of Korea;

• current and key former members of the ruling State peace and Development Council, current and key former ministers, senior military officers, prominent business associates of the Burmese regime, and immediate family members of these individuals; and

• several Iranian entities and persons who contribute to Iran’s proliferation activities but are not already listed by the United Nations Security Council, are prohibited under the Foreign Exchange Regulations, without prior approval from the Reserve Bank of Australia. The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Federal Government Gazette and through media releases published on its website.

The Australian Department of Foreign Affairs and Trade maintains a list of all persons and entities having a prescribed connection with terrorism which is available to the public at the Department’s website at http://www.dfat.gov.au/icat/UNSC_financial_sanctions.html. This website is not intended to be incorporated by reference into this report.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such section, not previously reported.
Not applicable.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the co-registrant, and of any further gold stocks held by the co-registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to the co-registrant’s statements of exports of merchandise, major overseas markets and imports attached as Exhibit (f).

10.	The balance of international payments of the co-registrant for each year ended since the close of the latest year for which information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the Statistical Handbook of the League of Nations. (These statements need be furnished only if the co-registrant has published balances of international payments).

Not applicable.

EXHIBITS
                    The following exhibits are filed as part of this annual report:
(a)	Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree, or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

(c)	A copy of the latest annual budget of the co-registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.
                      This annual report comprises:
(1)	Pages numbered 1 to 10 consecutively.

(2)	The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)(i)	-	Financial Statements of the registrant for the fiscal year ended June 30, 2008.

Exhibit (c)(ii)	-	Total State Sector accounts of the co-registrant for the fiscal year ended June 30, 2008.

Exhibit (c)(iii)	-	Budget Papers of the co-registrant for 2009-10, including:

Exhibit (c)(iii)(A)		Budget Overview

Exhibit (c)(iii)(B)		Budget Speech

Exhibit (c)(iii)(C)		Budget Statement

Exhibit (c)(iii)(D)		Budget Estimates

Exhibit (c)(iii)(E)		Infrastructure Statement

Exhibit (c)(iii)(F)		Appropriation Bills

Additional exhibits:

Exhibit (d)	-	Securities of the registrant outstanding as of June 30, 2009.

Exhibit (e)	-	Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2009 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years.

Exhibit (f)	-	Description of New South Wales and New South Wales Treasury Corporation.

          This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Sydney, Australia on October 2, 2009.

NEW SOUTH WALES TREASURY CORPORATION

By: Name:	/s/ Stephen Knight Stephen Knight
Title:	Chief Executive

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Sydney, Australia on October 2, 2009.

THE CROWN IN RIGHT OF NEW SOUTH WALES

By: Name:	/s/ Michael Schur Michael Schur
Title:	Secretary of the Treasury

INDEX TO EXHIBITS

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)(i)	-	Financial Statements of the registrant for the fiscal year ended June 30, 2008.

Exhibit (c)(ii)	-	Total State Sector accounts of the co-registrant for the fiscal year ended June 30, 2008.

Exhibit (c)(iii)	-	Budget Papers of the co-registrant for 2009-10, including:

Exhibit (c)(iii)(A)		Budget Overview

Exhibit (c)(iii)(B)		Budget Speech

Exhibit (c)(iii)(C)		Budget Statement

Exhibit (c)(iii)(D)		Budget Estimates

Exhibit (c)(iii)(E)		Infrastructure Statement

Exhibit (c)(iii)(F)		Appropriation Bills

Additional exhibits:

Exhibit (d)	-	Securities of the registrant outstanding as of June 30, 2009.

Exhibit (e)	-	Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2009 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years.

Exhibit (f)	-	Description of New South Wales and New South Wales Treasury Corporation.